Treefort Music Fest

Retail | Main Street | Entertainment | Social Impact | Festivals

Festival better. Invest in a fest that starts with community.

TREEFORTMUSICFEST.COM BOISE IDAHO



Treefort, in large part, was launched to catalyze a fresh ecosystem in Boise and provide a raised platform for emerging talent to build careers from. We wanted to induce an appetite for discovery locally and establish Boise as a city where musicians and creatives could thrive. We love this work, and stay playful as we do it.

Lori Shandro Producer & Founder @ Treefort Music Fest

Why you may want to support us...

1. Own part of Treefort, 5-day music + multi-disciplinary festival of discovery in Downtown Boise, ID
2. A dynamic hub for creatives that energizes the cultural and economic ecosystem in Boise and beyond
3. More than 40,000 full festival passes sold and 133,000 total attendees over 8 years.
4. Featured 1000s of bands from all over the world, such as Lizzo, George Clinton, Liz Phair, CHAI
5. $1.8 million in annual revenue, growing at 17% every year
6. Partnerships with BSU, ID Dept of Commerce, Canada, Bittercreek, 100s local biz & non-profits
7. Free educational and collaborative opportunities for the community
8. Homegrown magnet for innovation and fresh ideas in civic policy and across the business spectrum

WE'VE RAISED $218,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Lori Shandro
Producer & Founder
Write your most impressive experiences here. Ideally, related to your role at Treefort.



Eric Gilbert
Festival Director, Talent Buyer, Co-Founder
Write your most impressive experiences here. Ideally, related to your role at Treefort.



Drew Lorona
Associate Producer & Co-Founder
Write your most impressive experiences here. Ideally, related to your role at Treefort.



Megan Stoll
Marketing Director & Co-Founder
Write your most impressive experiences here. Ideally, related to your role at Treefort.



Decker Rolph
Leadership Team / Part Owner



John Michael Schert
Leadership Team / Part Owner



Allie Morgan
Festival Manager / Leadership Team



Marissa Lovell
Publicist



Sara Peyton
Leadership Team / Special Forces for Life

In the news

Downloads

Treefort 9 Infographic.pdf

Treefort Music Fest: Vital to Boise's Recovery



Treefort Music Fest 2019 Recap
Watch later
Share
TREEFORT MUSIC FEST
2019

Treefort Music Fest is a force for community building and creative empowerment in Boise, Idaho and beyond. We are seeking financial support to see us through COVID-19 shutdowns and secure the future of our festival. When Treefort Music Fest returns we will empower our community far beyond our organization.

Treefort is more than a music festival.

Since its inception in 2012, Treefort has been a conduit for creators and the creative vibrancy of Boise. Treefort continually sparks enthusiasm and kinetic activity for Boise's music, arts, and creative industries. It is a hub and multiplier of creative capital, as well as an economic driver for downtown Boise and the community at large.

An investment in Treefort's recovery will be amplified across Boise's creative ecosystem and broader economy for years to come.

> *"All of this allows Treefort to bring something to the table that other festivals can't-empowerment. The team running the show isn't a boardroom assigned by big donors. The showrunners are women, POC, queer folks who know that with intersectionality we all win. And this isn't rooted in some misguided sense of duty. The world is diverse. Their dream is to capture that, to hopefully let those marginalized voices have the floor in some fashion. And what you wind up with is Treefort- a beautiful congregation of those deserving to be heard and those ready to listen." - The 405*

Treefort has always invested in the community. Now, we need the community to invest in Treefort.

Two weeks before our ninth annual festival, the pandemic caused us to postpone from March to September 2020, yet we had already paid for much of the festival. In effort to keep our community safe, Treefort 9 postponed a second time to September 2021. We intend to hold Treefort 10 in March 2022.

Treefort invites its entire community to help us through the coming months and ensure we can create two festivals in six months while continuing to bring meaningful programming to the Boise community at a time when it needs it most.

Treefort put Boise on the map.

Treefort has given a national voice to a local scene that was once invisible to the outside world, and thus, has helped Boise retain many aspiring artists and creatives. Treefort has put Boise on the map and has differentiated our city from similar markets in the region.

For nearly a decade, Treefort has created a space to address worldly issues with intention, create an inclusive event, hold space for emotion and processing, and create opportunities to discover, all the while fostering a fun, happy, and safe experience in downtown Boise.

From an entire Main Stage crowd shedding tears at Kate Tempest's set in 2017, to shoulder-to-shoulder rooms filled with sweaty fans crowdsurfing and head bobbing to their new favorite bands, to the young musicians playing their first festival set, to the 25,000 people exploring the rising artistic communities in Boise through the forts of the fest — Treeforters have experienced it all and are better because of those experiences.


2012
Bands: 137
Venues: 13
Forts: 1
Alefort
2013
Bands: 260
Venues: 14
Forts: 3
Alefort, Yogafort, Filmfort,
2014
Bands: 350
Venues: 17
Forts: 7
Alefort, Yogafort, Storyfort, Hackfort, Filmfort, Skatefort, Comedyfort,
2015
Bands: 430
Venues: 21
Forts: 8
Alefort, Yogafort, Storyfort, Hackfort, Filmfort, Skatefort, Comedyfort, Kidfort
2016
Bands: 460
Venues: 26
Forts: 9
Alefort, Yogafort, Storyfort, Hackfort, Filmfort, Skatefort, Comedyfort, Kidfort, Foodfort
2017
Bands: 420
Venues: 23
Forts: 9
Alefort, yogafort, Storyfort, Hackfort, Filmfort, Skatefort, Comedyfort, Kidfort, Foodfort
2018
Bands: 469
Venues: 27
Forts: 9
Alefort, Yogafort, Storyfort, Hackfort, Filmfort, Skatefort, Comedyfort, Kidfort, Foodfort
2019
Bands: 442
Venues: 37
Forts: 9
Alefort, yogafort, Storyfort, Hackfort, Filmfort, Skatefort, Comedyfort, Kidfort, Foodfort

Treefort pivots to stimulate the community.

In 2011, Treefort planted a seed to bring energy to downtown Boise. By 2014, Treefort had grown to become a catalyst for economic and cultural activity, as recognized by being named the Cultural Ambassador for the City of Boise until 2017. In 2015, Treefort became the first-ever festival to receive B-Corp status. In 2016, Treefort helped found Boise All Ages Movement Project (B-AMP) with a mission of strengthening youth access to music and culture in Boise. Fast-forward to 2020, in the midst of postponing Treefort 9 and a global pandemic, Treefort did not go dormant; we immediately found ways to support our local ecosystem.

Since March 2020, Treefort launched the CCC Fund alongside the Morrison Center and Boise City Department of Arts & History to provide relief and energy to 69 local creatives; started the Treefort Live Music Relief Fund to assist our local live music ecosystem; become an active partner in City of Good to support local restaurants and provide food to those who need it most; is serving as a leader and the voice of Idaho in a national effort to save independent live music venues; is active in anti-racism conversations within the greater Boise arts and culture community.

With your support, Treefort can keep its momentum.

Treefort's survival will continue to...

- Energize the Boise economy

- Give a voice, stage, and opportunity to emerging artists from across the globe

- Make space for young, aspiring artists

- Push boundaries in our industry and set the tone for festivals everywhere

- Raise the cultural bar in Boise while lowering the barrier for entry

- Create opportunities to discover, connect and engage

- Be an environmental steward

- Drive meaningful economic impact in Boise and beyond

Happy Treefort!

"We're all in this together" has never felt more significant than now, imagining a Boise without Treefort Music Fest is unfathomable. Treefort is spring. It's when we emerge from the depths of winter. Our festival marks the season of energy, discovery, and creativity.

Your money gives us the ability to produce two editions of Treefort Music Fest in six months. Your investment gives you ownership in Treefort for a lifetime.

Your contribution gives you sweet perks and eternal glory -- not only because you saved Treefort, but you've now become a part of the Guardians of the Fort, those responsible for protecting and reviving an organization that truly has the best interests and passions of Boise.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Treefort Music Fest is a five-day indie music festival, held at numerous venues throughout downtown Boise, Idaho every year in March. Over the first eight years it has expanded to also include Alefort, Artfort, Comedyfort, Dragfort, Filmfort, Foodfort, Hackfort, Kidfort, Skatefort, Storyfort, and Yogafort. Treefort is now a full-fledged multi-disciplinary event with a lot of dynamic collaboration and community engagement. Treefort is very active year round as an important champion for creatives.

Where will your company be in 5 years?

Our primary goal continues to be building a diverse, immersive, and sustainable event through thoughtful growth and community collaboration. Thoughtful growth will lead to more unique experiences for attendees, more full-time careers for our passionate team, and eventually a brick-and-mortar music venue under the Treefort brand. We also aim to expand our capability to provide opportunities for creative individuals in Boise to pursue their passion for music, art, and innovation.

Why did you choose this idea?

Treefort, in large part, was launched to catalyze a fresh ecosystem in Boise and provide a raised platform for emerging talent to build careers from. We wanted to induce an appetite for discovery locally and establish Boise as a city where musicians and creatives could thrive. We love this work, and stay playful as we do it.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Treefort started a couple of years after the 2008 financial crisis and quickly became an energizing force in Boise, providing a rallying cry to work together and keep our town alive. When the pandemic recedes, there will be a similar moment of rebuilding that Treefort can once again play a prominent role in.

The cultural progress we have made in Boise since Treefort first emerged has helped retain and attract young talent, encourage entrepreneurship and a new wave of creatives and freelancers determined to make Boise their home as opposed to migrating to larger and historically more culturally dynamic cities in the region.

This is the time to fight for difference makers like Treefort, and thus, it felt like the right time to invite our community into that fight.

Treefort has always had a community-owned spirit about it as it has been built through contributions from so many individuals and sectors of the Boise community. That is something we have never taken lightly and continue to strive to honor in how we operate and reflect back on our surroundings. In this crucial moment for the survival of Treefort, we are excited to offer the opportunity for actual portions of ownership of Treefort to our community and look forward to welcoming the new group of owners into our circle of champions.

How far along are you? What's your biggest obstacle?

2020 would have been our ninth festival, which has now been pushed to September 2021. Treefort has been on solid footing in recent years and we are confident in our ability to come back as strong as ever, but first we need a financial life raft across the raging river of this pandemic.

We have been on a steady growth pace of around 10% in regards to revenue and number of attendees each year. We have been slowly expanding the business model and have been strengthening the foundation by which the festival and our year round activities operate from.

The Treefort team took a relatively modest initial investment from Lori Shandro in 2011 and were able to turn it into a self-sustaining business by the fourth year of the festival. In our third year, we took another relatively small injection of capital from Decker Rolph and since then have not needed outside money.

Until the pandemic came, we were closing in on our best year yet and poised to take the next step of profitability to allow us to have more margin of cash flow for the rainy day fund, pay our team better living wages and to expand on the business model. We are confident that when we get to the other side of the pandemic, we can quickly get back on that trajectory and with a few extra wisdom scars to show for it.

Who are your competitors? Who is the biggest threat?

We have had outside offers to purchase Treefort in the past. We did not build this festival alongside our community to sell it off to the highest bidder. There are competitors out there that see strategic value in buying our market position and brand. We have told them that we are not for sale.

The biggest threat against Treefort continuing as it has been would be to be forced to reconsider those offers. There are plenty of tales nationwide of community-loved festivals that eventually sold to outside interests. We are committed to avoiding that fate for Treefort. Thus, we are inviting our community further in, to share in the ownership stake and to join the effort to keep Treefort a festival built for and by the community, built for and by artists of all stripes.

What do you understand about your business that others don't get?

That there is room for everyone. Your success is my success. The music business, like many businesses, can often get sucked into a zero sum game of someone else winning means you are losing. We have never thought this way. We specialize in lifting ourselves up by lifting others up, having each others back, and making room for new ideas and shared success stories. That to us is what it means to be a part of a community, where interdependence is celebrated.

How will you make money?

Treefort Music Fest generates 60% of its revenue on ticket sales, 20% on concessions, 20% on sponsorship, and 10% on merchandise. In order to close gaps from rolling over roughly 50% of festival pass sales from 2020 to 2021, Treefort intends to raise ticket prices for 2021 and increase sponsorship support for 2021. We project that the 2021 festival will have pent up demand among attendees that will also lead to substantial gains in concessions and merchandise sales

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk right now for Treefort is the unpredictability of the pandemic and the unknowns on the other side of it. At this point, we recognize that it is going to take awhile for our country to get a handle on the pandemic, especially with a vaccine at least 6 months away still. September 2021 has been pretty well backed up as a reliable target for large scale concerts and events to return, and the assumption is that we will be back to a state of relative normalcy regarding events by that time.

If the timeline pushes further out and/or if we end up under ongoing limitations for how events can run well into the future, that would be a significant challenge for us to overcome.

With that said, we don't foresee the appetite for live music and experience events in general to go away. If the future is forever changed in regards to live events, we imagine that there will be significant adaptations that come along as opposed to events like ours going away forever. We are prepared to be a part of the reimagining of how we convene as a community around live experiences once again if that is what it takes.

What do you need the most help with?

We need the most help with a financial lift over the pandemic to when we can get back to running our business.

What would you do with the money you raise?

We set our minimum at $50k because we will need at least that much to help with immediate cash flow as we process any refunds that are requested in the near term. After that, the majority of the money will be used to pay our year-round staff and the larger team that will be needed to build the festival back up in September 2021.

We need at least $650,000 to cover the staff expenses. We paid our team in full from tickets already sold for 2020. Most of those tickets will be rolled over to the 2021 festival leaving us without the ticket inventory to sell again to cover that expense. The last $350,000 of our maximum goal would help give us cash flow flexibility into 2021 and allow us to be more adaptable to any additional challenges regarding the pandemic and economic downturn.

We plan on selling the remaining ticket capacity to cover the rest of expenses that include production (sound & lights, staging, tenting, etc), artist and speaker fees + travel & and hospitality, security, food & beverage cost-of-goods, etc. The money raised will also help give us a head start on all of these other expenses as well and help ensure Treefort can come out of 2021 on solid financial footing.

How does COVID-19 affect the business?

Live music was one of the first things to be affected by COVID-19 and it will be one of the last things to fully return. Our business is built around bringing people together, around hugs and high fives. We specialize in shared moments in intimate spaces and the happenstance found in spontaneity and the combustibility of human energy when compressed in a room full of neighbors and strangers.

The current affect of COVID-19 on all of that is profound. It also means that when we can safely return, those experiences will be more valuable than ever.

In the meantime, we plan to continue to help our community, fellow small business owners, live event venues and artists, and everyone in between find a way through this to the other side. We'll do that through direct advocacy and leadership, and also through creating whatever safe events we can to continue to give us all glimpses into the event landscape of the past and glimmers of hope for a future of them coming back in full bloom.

Will people stop going to music festivals?

As mentioned above, we believe that the appetite for attending live music and live experience events in general will come back once it is safe for them to return. Being a festival that has deep roots with our local community and the broader community of artists and fans, we are on sturdier footing than the average music festival. We are a relatively small, boutique festival, which also gives us many advantages to come back sooner and stronger than the larger, big field festivals. The adaptability of our model also lends itself to growth opportunity and the ability to work with whatever the "new normal" may be.